Execution Version

Amendment to Subadvisory Agreement

for AST INTERNATIONAL GROWTH PORTFOLIO OF

ADVANCED SERIES TRUST

AST Investment Services, Inc., PGIM Investments LLC (formerly, Prudential Investments LLC) (collectively, the “Manager”) and Neuberger Berman Investment Advisers LLC (formerly, Neuberger Berman Management LLC ) (the “Subadviser”) hereby agree to amend the Subadvisory Agreement, dated as of June 7, 2013, as amended April 1, 2014, by and among the Manager and the Subadviser, pursuant to which the Subadviser has been retained to provide investment advisory services to the AST International Growth Portfolio, as follows;

1.	Schedule A is hereby deleted and replaced with the attached Schedule A.

     IN WITNESS HEREOF, AST Investment Services, Inc., PGIM Investments LLC, and Neuberger Berman Investment Advisers LLC have duly executed this Amendment as of the effective date of this Amendment.

AST Investment Services, Inc.

By: /s/ Timothy Cronin

Name: Timothy Cronin

Title: President

PGIM INVESTMENTS LLC

By: /s/ Timothy Cronin

Name: Timothy Cronin

Title: Senior Vice President

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By: /s/ Brian Kerrane

Name: Brian Kerrane

Title: Managing Director

Effective Date as Revised: January 1, 2019

SCHEDULE A

Advanced Series Trust

AST International Growth Portfolio

As compensation for services provided by Neuberger Berman Investment Advisers LLC (“NBIA”), AST Investment Services, Inc. and PGIM Investments LLC, as applicable, will pay NBIA an advisory fee on the net assets managed by NBIA* that is equal, on an annualized basis, to the following:

Portfolio	Subadvisory Fee**
AST International Growth Portfolio*	0.350% of average daily net assets to $500 million; 0.300% of average daily net assets over $500 million to $1.5 billion; 0.275% of average daily net assets over $1.5 billion

*NBIA has also agreed to waive the compensation due to it under this agreement to the extent necessary to reduce its effective monthly subadvisory fee for the Portfolio by the following percentages based on the combined average daily net assets of the following portfolios: AST Neuberger Berman/LSV Mid-Cap Value Portfolio of Advanced Series Trust, and the sleeves of the AST International Growth Portfolio of Advanced Series Trust and the SP International Growth Portfolio of The Prudential Series Fund.

—Combined assets up to $750 million: No fee reduction.

—Combined assets between $750 million and $1.5 billion: 5% reduction to effective subadvisory fee.

—Combined assets between $1.5 billion and $3 billion: 7.5% reduction to effective subadvisory fee.

—Combined assets above $3 billion: 10% reduction to effective subadvisory fee.

**In the event NBIA invests Portfolio assets in other pooled investment vehicles it manages or subadvises, NBIA will waive its subadvisory fee for the Portfolio in an amount equal to the acquired fund fee paid to NBIA with respect to the Portfolio assets invested in such acquired fund. Notwithstanding the foregoing, the subadvisory fee waivers will not exceed 100% of the subadvisory fee.

Effective Date as Revised:  January 1, 2019